Exhibit 99.2

Report of Voting Results for 2025 Annual Meeting of Shareholders

TORONTO, June 5, 2025 – Thomson Reuters Corporation (“Thomson Reuters”) today announced voting results for its annual meeting of shareholders held in-person on June 4, 2025. The matters set out below are described in greater detail in the management proxy circular dated April 16, 2025. The votes were conducted by ballot.

1.	Election of Directors

14 nominees were elected to the Thomson Reuters Board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	400,647,074	97.41%	10,667,565	2.59%

Steve Hasker	409,840,360	99.64%	1,474,279	0.36%

Kirk E. Arnold	409,764,007	99.62%	1,550,632	0.38%

LaVerne Council	410,867,288	99.89%	447,613	0.11%

Michael E. Daniels	407,239,016	99.01%	4,075,885	0.99%

Michael Friisdahl	403,802,413	98.17%	7,512,487	1.83%

Kirk Koenigsbauer	410,629,842	99.83%	685,058	0.17%

Deanna Oppenheimer	409,747,614	99.62%	1,567,286	0.38%

Simon Paris	409,135,343	99.47%	2,179,558	0.53%

Kim M. Rivera	410,920,268	99.90%	394,633	0.10%

Paul Sagan	403,770,417	98.17%	7,544,483	1.83%

Barry Salzberg	409,393,989	99.53%	1,920,911	0.47%

Peter J. Thomson	390,639,666	94.97%	20,675,235	5.03%

Beth Wilson	410,924,572	99.91%	390,329	0.09%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as auditor of Thomson Reuters to hold office until the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

416,152,312	99.73%	1,108,607	0.27%

© 2025 Thomson Reuters

3.	Advisory Resolution on Executive Compensation

The advisory resolution accepting Thomson Reuters’ approach to executive compensation described in the management proxy circular was approved.

Votes For	% Votes For	Votes Against	% Votes Against

407,048,000	98.96%	4,266,898	1.04%

4.	Shareholder Proposal

The shareholder proposal set out in Appendix B of the management proxy circular was not approved.

Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstained*

20,292,340	4.87%	390,636,148	93.71%	5,946,029

*	An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

© 2025 Thomson Reuters